Megan Holdings Ltd.

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

September 3, 2024

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Benjamin Richie

Re:	Megan Holdings Ltd.

Registration Statement on Form F-1

Filed August 8, 2024

File No. 333-281357

Dear Benjamin,

This letter is in response to your comments on August 20, 2024, in which you provided comments to the Registration Statement on Form F-1 (the “Registration Statement”) of Megan Holdings Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on August 8, 2024. On the date hereof, the Company has filed an amendment to the Registration Statement on Form F-1 (the “F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed August 8, 2024

Competitive Analysis, page 70

1.	Here and throughout your filing where you discuss the most recently available data for your company, please revise to include data for the most recent financial period presented in your filing. For example, you disclose on page 70 that “for the financial years ended December 31, 2022, MHL recorded revenue of RM73.2 million,” and your chart on page 71 indicates that your latest available financial year is December 31, 2022. However, your filing includes financial statements as of the year ended December 31, 2023. Please update the disclosures throughout your filing accordingly.

RESPONSE: We respectfully advise the staff that we have updated the disclosures at page 70 and page 71 of our F-1/A accordingly.

2.	Please refile exhibits 10.5, 10.6, 10.7, and 10.8 in the proper text searchable format. Refer to Item 301 of Regulation S-T.

RESPONSE: We respectfully advise the staff that we have refiled exhibits 10.5, 10.6, 10.7, and 10.8 in the proper text searchable format.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Darren Hoo Wei Sern
Darren Hoo Wei Sern
Chairman